SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series II Notes in a principal amount of U$S 150,000,000, due 2020.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Fixed Rate Series II Notes in a principal amount of U$S 150,000,000, due 2020

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on January 20, 2016, will start the payment of the eleventh installment of interests related to its Series II Notes issued on July 20, 2010.

Payment Agent:	The Bank of New York Mellon
Date of effective payment:	January 20, 2016
Number of service to be paid:	Eleventh installment of interests.
Period comprised by the payment:	July 20, 2015 / January 20,2016
Concept of payment:	Interests (100%).
Payment Currency:	U$S (U.S. Dollar).
Capital Outstanding:	U$S 150,000,000
Annual Nominal Interest:	11.50%
Amount of interest being paid:	U$S 8,625,000

Interests will be paid to the people at whose name the Notes were registered as of January 5, 2016 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

January 13, 2016	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets